Quarterly Earnings Report                                                                                  October 28, 2008
3Q08

Sales and Operating Income Increased 13.06% and 7.38%, Respectively

Financial Highlights:
(All September 2007 figures are expressed in millions of Mexican pesos as of December 31, 2007 while the figures for September 2008 are expressed in millions of current Mexican pesos. Comparisons are made with the same period of 2007, unless otherwise stated. Figures may vary due to rounding practices. “bp” stands for basis points)

o Sales for the quarter totaled $6,682.02 million
o Gross income increased 35.78%
o Gross margin for the quarter was 11.13%
o Quarterly operating expenses as a percentage of sales were 7.75%
o The operating margin for the quarter was 3.38%
o Net profit for the quarter reached $111.76 million
o Cash and cash equivalents at the end of the quarter was $292.96 million

Mexico City, Mexico, October 28, 2008. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the third quarter of 2008.

QUARTERLY EARNINGS

NET SALES

During the third quarter, GCS’s sales were $6,682.02 million, an increase of 13.06%.

Sales for our Private Pharma division rose 13.89% during the third quarter of 2008, as a result of the consolidation of investments made within the sector over the past several months, including the most recent acquisition of Drogasmil Medicamento e Perfumeria, S.A.(1), a Brazilian pharmacy chain.

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division increased 11.41% compared to the third quarter of 2007. This growth was due to an increase in sales of health and beauty products.

Sales in our Government Pharma division rose 25.13% due to an increase in sales to the Instituto Mexicano del Seguro Social (“IMSS”), or the Mexican Social Security Institute, as well as the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE”), or the Mexican Social Security and Service Institute for Government Employees.

Publication sales decreased 11.23%, primarily as a result of lower unit sales.  This decrease was due to the fact that Citem stopped distributing some publications that did not meet our minimal profitability requirements.

The sales mix did not change significantly this quarter. Private Pharma sales represented 83.88% of total sales (compared to 83.27% during the third quarter of 2007), while Government Pharma accounted for 3.83% (versus 3.46% during the third quarter of 2007). Health, Beauty, Consumer Goods, General Merchandise and Other represented 9.20% (compared to 9.33% in the third quarter of 2007) and Publications made up the remaining 3.09% (versus 3.94% during the third quarter of 2007).

(1) The aquisition took place on May 15, 2008.

SALES BY DIVISION

PRIVATE PHARMA

Sales in our Private Pharma division rose 13.89% during the third quarter of 2008, as a result of the consolidation of investments that were made within the sector during the past several months.  This includes the most recent acquisition of Drogasmil Medicamento e Perfumeria, S.A.(1), a Brazilian pharmacy chain.

Sales reached $5,604.89 million and represented 83.88% of the Group’s total sales.

(1) The aquisition took place on May 15, 2008.

GOVERNMENT PHARMA

Sales in our Government Pharma division grew 25.13% due to an increase in sales to the Instituto Mexicano del Seguro Social (“IMSS”) as well as the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE”).

Government Pharma sales reached $256.13 million during 3Q08 and accounted for 3.83% of our total sales.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division increased 11.41% versus the third quarter of 2007, primarily as a result of an increase in sales of health and beauty products.

As a percentage of total sales, this division went from representing 9.33% in 3Q07 to 9.20% during the third quarter of 2008.

PUBLICATIONS

Publication sales decreased 11.23%, primarily as a result of lower unit sales.  This decrease was due to the fact that Citem stopped distributing some publications that no longer met our minimal profitability requirements.

This division’s participation as a percentage of total sales went from 3.94% in 3Q07 to 3.09% in the third quarter of 2008.

                                                  Division                               % of sales
                                              Private Pharma                             83.88%
                                          Government Pharma                          3.83%
                                Health, Beauty, Consumer Goods,
                                  General Merchandise and Other                  9.20%
                                                Publications                                3.09%

                                                   TOTAL                                    100.00%

GROSS INCOME

During the third quarter of the year, Grupo Casa Saba’s gross income increased 35.78% to reach $743.96 million. The company’s gross margin improved as a result of the recent investments, to reach 11.13%.

OPERATING EXPENSES

Operating expenses reached $517.88 million, an increase of 53.49% compared to the third quarter of 2007.  This was due to the investments that were made over the past months.  Operating expenses represented 7.75% of our total sales.

OPERATING INCOME

Operating income continued to grow.  This quarter, it rose 7.38%, to reach $226.07 million.  The operating margin was 3.38%, 18 b.p. lower than the 3.56% margin registered in the third quarter of 2007.  This was due to an increase in expenses related to the investments made over the past several months.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 3Q08 was $249.68 million, an increase of 4.34% compared to the third quarter of 2007.  Depreciation and amortization for the period was $23.60 million, 17.89% lower than in the third quarter of 2007.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the third quarter of 2008 was $292.96 million.

COMPREHENSIVE COST OF FINANCING

During the third quarter of 2008, GCS’s comprehensive cost of financing (CCF) was $61.29 million due to an increase in the amount of interest income paid as well as the effect of the elimination of Bulletin B-10.

The interest payments were related to the long-term credit that was obtained as a result of our most recent acquisition in Brazil as well as the interest that was generated from the utlitization of short-term credits for our operations in Mexico and Brazil.

OTHER EXPENSES (INCOME)

During the third quarter of 2008, the Company registered an income of $14.45 million in other expenses (income). The expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

TAX PROVISIONS

During the third quarter, tax provisions were $63.67 million. These provisions included $99.34 million for income tax and -$35.66 million for deferred income tax.

NET INCOME

GCS’s net income for the third quarter was $111.76 million, a decrease of 40.23% compared to the third quarter of 2007. This decrease was due to a higher comprehensive cost of financing (CCF) as well as lower income from activities outside of the company’s normal business operations.

The net margin for the period was 1.67%, lower than the 3.16% net margin obtained during the third quarter of 2007.

WORKING CAPITAL

During the third quarter of 2008, our accounts receivable days were virtually unchanged at 62.0 days (they were 62.1 days during the third quarter of 2007). In addition, our accounts payable days increased 2.9 days compared to 3Q07, to reach 50.2 days.  Finally, our inventory days were 61.1 days, 3.7 more days than in 3Q07.

The 265.4 million shares issued by Grupo Casa Saba are listed in the Mexican Stock Exchange and its ADRs in the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                  IR Communications:
Rodrigo Echagaray, IRO                               Jesús Martínez Rojas
+52 (55) 5284-6672                                      +52 (55) 5644-1247
rechagar@casasaba.com                             jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

GRUPO CASA SABA S.A.B. DE C.V. and SUBSIDIARIES
CONSOLIDATED
BALANCE SHEET
September 2007 figures are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2007.
September 2008 figures are expressed in thousands of current Mexican pesos.

ITEM	Sep-08	Sep-07	Change

TOTAL ASSETS	12,360,269	9,664,609	2,695,661

CURRENT ASSETS	9,643,201	8,141,483	1,501,718
CASH AND CASH EQUIVALENTS	292,969	373,926	(80,957)
ACCOUNTS RECEIVABLE (NET)	4,605,384	4,080,670	524,713
INTERCOMPANY			-
OTHER ACCOUNTS RECEIVABLE (NET)	613,954	254,209	359,745
INVENTORIES	4,029,527	3,418,864	610,663
OTHER CURRENT ASSETS	101,367	13,813	87,554
LONG TERM			-
ACCOUNTS RECEIVABLE			-
INVESTMENTS IN EQUITY SHARES AND			-
UNCONSOLIDATED SUBSIDIARIES	-	-	-
OTHER INVESTMENTS			-
NET PROPERY, PLANT AND EQUIPMENT	1,330,677	1,176,088	154,589
PROPERTY	1,354,852	1,307,339	47,513
MACHINERY AND EQUIPMENT	462,808	412,271	50,537
OTHER EQUIPMENT	630,199	532,624	97,574
ACCUMULATED DEPRECIATION	1,117,182	1,076,146	41,036
BUILDINGS IN PROCESS	-	-	-
DEFERRED ASSETS (NET)	1,155,137	164,631	990,506
OTHER ASSETS	231,255	182,407	48,848

TOTAL LIABILITIES	5,811,719	3,809,795	2,001,923

CURRENT LIABILITIES	4,411,134	3,093,827	1,317,307
ACCOUNTS PAYABLE	3,481,861	2,916,587	565,274
BANK DEBT	575,340	0	575,340
DEBT SECURITIES	-	-	-
ACCRUED TAXES	86,173	7,853	78,321
OTHER CURRENT LIABILITIES	267,759	169,386	98,373
LONG TERM LIABILITIES	913,000	-	913,000
BANK DEBT	913,000	-	913,000
DEBT SECURITIES			-
OTHER DEBT			-
DEFERRED LIABILITIES			-
OTHER LIABILITIES	487,585	715,969	(228,384)

SHAREHOLDER'S EQUITY	6,548,550	5,854,814	693,737

MINORITY STOCKHOLDER'S EQUITY	-	-	-
MAJORITY STOCKHOLDER'S EQUITY	6,548,550	5,854,814	693,737
PAID-IN CAPITAL	1,993,875	1,993,876	(1)
CAPITAL STOCK	167,903	167,903	(0)
RESTATEMENT IN CAPITAL STOCK	956,094	956,095	(0)
PREMIUM ON STOCK SOLD	869,878	869,878	(0)
RESERVE FOR RESTATEMENT ON SHAREHOLDER'S EQUITY	-	-	-
CAPITAL INCREASE (DECREASE)	4,554,675	3,860,938	693,738
CUMMULATIVE RESULTS AND EQUITY RESERVE	5,582,095	4,761,272	820,822
RESERVE FOR SHARES REPURCHASE	1,062,200	1,062,200	(0)
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY	(2,603,096)	(2,500,325)	(102,771)
NET INCOME	513,476	537,790	(24,314)

GRUPO CASA SABA, S.A.B. DE C.V.
September 2007 figures are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2007.
September 2008 figures are expressed in thousands of current Mexican pesos.

	Jan-Sep		Jan-Sep		Change		Jul-Sep		Jul-Sep		Change
Income Statement	2007	% of sales	2008	% of sales	$	%	2007	% of sales	2008	% of sales	$	%
NET SALES	18,024,755	100.00%	20,575,472	100.00%	2,550,716	14.15%	5,910,208	100.00%	6,682,023	100.00%	771,814	13.06%
COST OF SALES	16,349,414	90.71%	18,436,779	89.61%	2,087,364	12.77%	5,362,269	90.73%	5,938,059	88.87%	575,789	10.74%
Gross Profit	1,675,341	9.29%	2,138,693	10.39%	463,352	27.66%	547,939	9.27%	743,964	11.13%	196,025	35.78%
Operating Expenses
Sales Expenses	410,010	2.27%	519,674	2.53%	109,663	26.75%	131,637	2.23%	180,858	2.71%	49,221	37.39%
Administrative Expenses	611,523	3.39%	892,488	4.34%	280,965	45.95%	205,761	3.48%	337,030	5.04%	131,269	63.80%
OPERATING EXPENSES	1,021,533	5.67%	1,412,162	6.86%	390,629	38.24%	337,397	5.71%	517,888	7.75%	180,490	53.49%

Operating Income	653,808	3.63%	726,532	3.53%	72,724	11.12%	210,541	3.56%	226,077	3.38%	15,535	7.38%
COMPREHENSIVE COST OF FINANCING
Interest Paid	8,922	0.05%	116,814	0.57%	107,892	1209.25%	10,586	0.18%	63,193	0.95%	52,607	496.94%
Interest (Earned)	-14,077	(0.08%)	-3,823	(0.02%)	10,254	(72.84%)	-12,737	(0.22%)	-2,380	(0.04%)	10,357	(81.31%)
Exchange Loss (Gain)	1,549	0.01%	1,757	0.01%	208	13.44%	-358	(0.01%)	478	0.01%	837	(233.53%)
Monetary Position (gain)	14,559	0.08%	-0	(0.00%)	-14,559	(100.00%)	16,046	0.27%	-0	(0.00%)	-16,046	(100.00%)
Comprehensive Cost of Financing	10,954	0.06%	114,749	0.56%	103,795	947.59%	13,537	0.23%	61,292	0.92%	47,755	352.78%

OTHER EXPENSES (INCOME), net	-97,044	(0.54%)	-38,119	(0.19%)	58,925	(60.72%)	-73,803	(1.25%)	-14,459	(0.22%)	59,343	(80.41%)

NET INCOME BEFORE TAXES	739,899	4.10%	649,902	3.16%	-89,996	(12.16%)	270,808	4.58%	179,244	2.68%	-91,563	(33.81%)

PROVISIONS FOR:
Income Tax	221,208	1.23%	239,616	1.16%	18,408	8.32%	95,691	1.62%	99,340	1.49%	3,649	3.81%
Asset Tax	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	-19,099	(0.11%)	-106,990	(0.52%)	-87,891	460.18%	-11,884	(0.20%)	-35,663	(0.53%)	-23,778	200.08%
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total taxes	202,109	1.12%	132,626	0.64%	-69,483	(34.38%)	83,806	1.42%	63,677	0.95%	-20,129	(24.02%)

Net Income Before Extraordinary Items	537,790	2.98%	517,276	2.51%	-20,513	(3.81%)	187,001	3.16%	115,567	1.73%	-71,434	(38.20%)

Extraordinary Items (Income)	0	0.00%	3,800	0.02%	3,800	0.00%	0	0.00%	3,800	0.06%	3,800	0.00%
Net Income	537,790	2.98%	513,476	2.50%	-24,313	-4.52%	187,001	3.16%	111,767	1.67%	-75,234	-40.23%

Depreciation and Amortization	80,271	0.45%	59,107	0.29%	(21,163)	(26.37%)	28,752	0.49%	23,609	0.35%	(5,143)	(17.89%)
Operating income plus Depreciation and Amortization	734,079	4.07%	785,639	3.82%	51,560	7.02%	239,293	4.05%	249,686	3.74%	10,393	4.34%